Conti Testing Laboratories, Inc.

PO Box 174
Bethel Park, PA 15102
[redacted]

PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
[redacted]

7/8/2024

Received: 5/20/2024
Sampled by: client
CTL ID: 330670

Sample ID: [redacted] **waste coal 5/20/24 14:45** **Additional Elements**

RESULTS

	wt%
Moisture	7.72

Element	**Dry Basis mg/Kg**
Cerium (Ce)	[illegible]7.98
Dysprosium (Dy)	7.24
Erbium (Er)	4.34
Europium (Eu)	2.38
Gadolinium (Gd)	9.59
Holmium (Ho)	1.46
Lanthanum (La)	[illegible]2.04
Lutetium (Lu)	0.72
Neodymium (Nd)	64.49
Praseodymium (Pr)	16.30
Samarium (Sm)	12.62
Scandium (Sc)	38.55
Terbium (Tb)	1.38
Thulium {Tm}	0.67
Ytterbium (Yb)	4.43
Yttrium (Y)	33.62
Lithium (Li)	220.50
Aluminum (Al)	133,433
Molybdenum (Mo)	5.62
Cobalt (Co)	4.75
Gold (Au)	<0.50
Nickel (Ni)	31.36
Magnesium (Mg)	3,688
Silver (Ag)	0.45

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*